RICHARDSON

& ASSOCIATES

ATTORNEYS AT LAW

July 11, 2016

MailStop 3561

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:          Mara L. Ransom, Assistant Director of Consumer Products

Daniel Porco

Re:      HyGen Industries, Inc.

Pre-Qualification Amendment Number Three

            Offering Statement on Form 1-A

            Filed January 25, 2016

            File No. 024-10518

Dear Commission:

            Enclosed for filing on behalf of HyGen Industries, Inc. (the "Company") is Pre-Qualification Amendment Number Three to the above referenced Offering Statement on Form 1-A, redlined to show changes from the previous filing.  The following are our responses to the comments in your letter to Richard Capua, President of the Company, dated June 29, 2016.

Dilution, page 29

As stated in your comments, we do show the increase in net tangible book value per share attributable to shares offered in the offering to be $1.26 per share, and the net tangible book value per share after the offering to be $1.25 per share, both in the table and in the narrative.

Plan of Distribution, page 40

            We explain the procedure by which prospective investors will be able to subscribe to the offering through StartEngine and how they will subsequently be notified of when their subscription has been accepted or rejected.

1453 Third Street Promenade, Suite 315, Santa Monica, California 90401

Telephone (310) 393-9992     Facsimile (310) 393-2004

United States

Securities and Exchange Commission

Division of Corporation Finance

July 11, 2016

We respectfully request that the Securities and Exchange Commission qualify our Offering Statement.  Accordingly, enclosed is a written statement signed by an authorized executive officer of HyGen Industries, Inc., containing the required acknowledgements.

Very Truly Yours,

Mark J. Richardson

cc:        Richard Capua, President

            Paul Dillon, Chief Financial Officer